smiths

Smiths Group plc

765 Finchley Road London NW11 8DS
T: 020 8458 3232 F: 020 8458 4380
www.smiths-group.com

18 January 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA

Your ref : 82-34872

07020607

Dear Sir,

SUPPL

Re : **Rule 12g3-2(b) of the Exchange Act**
File Number 82-34872
Smiths Group plc

Please find enclosed copies of documents Smiths Group plc has recently:

- filed at Companies House, pursuant to the Companies Act 1985, and/or
- mailed to the Company's shareholders, pursuant to the same Act; and/or
- submitted to the Regulatory News Service of the London Stock Exchange, in compliance with the Listing Rules of the UKLA

as detailed on the enclosed summary sheet(s).

These documents are submitted in accordance with the requirements of Rule 12g3-2(b) of the Exchange Act.

PROCESSED
JAN 3 0 2007
THOMSON
FINANCIAL

1/29

Yours faithfully,

N.R. Burdett
Assistant Secretary

Direct Line: 020 8457 8229
Local fax: 020 8201 8041
e-mail: neil.burdett@smiths-group.com

INFORMATION SUBMITTED TO THE REGULATORY NEWS SERVICE, LONDON STOCK EXCHANGE

13 JANUARY TO 18 JANUARY 2007

303	15/01/2007 : 07:00:00	Smiths Group PLC - Sale of Smiths Aeropsace
304	15/01/2007 : 07:00:00	Smiths Group PLC - Smiths Detection and GE
305	17/01/2007 : 12:27:00	Smiths Group PLC - Holding(s) in Company

Company	Smiths Group PLC
TIDM	SMIN
Headline	Sale of Smiths Aerospace
Released	07:00 15-Jan-07
Number	4971P

RNS Number:4971P
Smiths Group PLC
15 January 2007

FOR IMMEDIATE RELEASE 15 January 2007

SMITHS GROUP PLC

SALE OF SMITHS AEROSPACE DIVISION

Smiths Group plc agrees the sale of Smiths Aerospace division to General Electric Company for US$4.8 billion and proposes return of £2.1 billion to shareholders

Smiths Group plc ("Smiths" or the "Company") announces that it has agreed to sell Smiths Aerospace division ("Aerospace") to General Electric Company ("GE") for a total cash consideration of US$4.8 billion (the "Sale"). Following the Sale, the board of directors of Smiths (the "Board") proposes to return £2.1 billion to shareholders.

Highlights:

- The disposal price for Aerospace of US$4.8 billion recognises the high quality of the business together with Smiths substantial investment in aerospace technology over the past several years.

- The Sale accelerates the delivery of returns to shareholders.

- Smiths continuing businesses serve strong and growing markets. The Board believes that the continuing Smiths Group has enhanced financial characteristics and is well positioned to generate substantial returns. A separate announcement is being made today in relation to the further development of Smiths Detection.

- Following completion of the Sale, Smiths is expected to generate improved returns on capital and enhanced margins. The net effect of the Sale and the intended return of capital to shareholders would have been accretive to Smiths headline earnings per share for pro forma 2006.

- The Board has assessed the capital structure of the Company. Following the intended return of capital to shareholders, Smiths is expected to have debt ratings of Baa2 and BBB+. The Board is satisfied that the Company has flexibility to execute its strategy whilst maintaining a solid investment grade rating. The Board also believes that the enhanced financial characteristics of the Company will enable a progressive dividend policy, targeting dividend cover of 1.8 times.

- The Board proposes, subject to completion of the Sale and shareholder approval, to return £2.1 billion - out of the net proceeds estimated to be £2.25 billion - by means of a B share scheme, combined with a share consolidation, shortly after the completion of the Sale.

- The Sale is conditional, amongst other things, upon obtaining merger and anti-trust clearances, including in the United States and from the European Commission, and the approval of Smiths shareholders at an extraordinary general meeting (the "Extraordinary General Meeting"). The Sale is targeted for completion during the second quarter of 2007.

Keith Butler-Wheelhouse, Chief Executive of Smiths, commented:

"Our objective is to create superior shareholder value. We focus our investment where we can take leading positions in growth markets. This has certainly been true in Aerospace. Over the past five years, we have invested heavily in aerospace technology. This investment, together with the successful efforts of our dedicated employees, has won us positions on every major military and commercial programme. This is a great achievement by the Aerospace team.

"The structure of the aerospace industry is changing - in particular its increased capital requirements and the growing importance of supplier scale, especially as the next generation of large programmes kicks in.

"The Board has considered these issues and the opportunities for Smiths going forward and last autumn instigated a thorough process which has led to today's announcement. By selling Aerospace, we crystallise the value for our shareholders. At the same time, we know that this business is going to a great owner.

"Looking forward, Smiths continuing businesses serve markets with attractive growth prospects, enabling delivery of enhanced returns and strong cash conversion."

This summary should be read in conjunction with the full text of the following announcement.

A presentation for analysts and investors will be hosted today at 9:30am (UK time) at the Savoy Hotel, Strand, London WC2R 0EU by Keith Butler-Wheelhouse, Chief Executive of Smiths, and Jeff Immelt, Chairman and Chief Executive Officer of GE. The event will be webcast live at www.smiths.com. Alternatively, interested parties can listen in to the live briefing via telephone by calling +44 (0) 20 7138 0816 or +1 718 354 1171 (listen only). An interview with Keith Butler-Wheelhouse and Jeff Immelt can be seen on www.smiths.com and www.cantos.com

For media, a joint press conference will be hosted today at 11:30am (UK time) at the Savoy Hotel, Strand, London WC2R 0EU.

For bondholders, a conference call will be hosted by John Langston, Smiths Group Finance Director, today at 1:00pm (UK time). Dial-in: +44 (0) 1452 587356.

A circular (the "Circular") containing further details of the Sale and setting out the notice of the Extraordinary General Meeting will be sent to Smiths shareholders.

Contacts:

Smiths Group plc	+44 (0) 20 8458 3232
Russell Plumley (Investor Relations)	
Chris Fox (Media)	

Lead Financial Adviser

Evercore Partners	+44 (0) 20 7268 2712
Bernard Taylor	
Julian Oakley	

Joint Financial Advisers and Brokers

Credit Suisse +44 (0) 20 7888 8888
James Leigh-Pemberton
Alex Phillips

JPMorgan Cazenove +44 (0) 20 7588 2828
David Mayhew
Edmund Byers

PR Adviser

Brunswick +44 (0) 20 7404 5959
Jon Coles
Jonathan Glass

Evercore Partners Limited ("Evercore Partners"), which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for Smiths and no one else in connection with the matters referred to in this announcement and will not be responsible to any person other than Smiths for providing the protections afforded to clients of Evercore Partners, or for providing advice in relation to these matters.

Credit Suisse Securities (Europe) Limited ("Credit Suisse"), which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for Smiths and no one else in connection with the matters referred to in this announcement and will not be responsible to any person other than Smiths for providing the protections afforded to clients of Credit Suisse, or for providing advice in relation to these matters.

JPMorgan Cazenove Limited ("JPMorgan Cazenove"), which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for Smiths and no one else in connection with the matters referred to in this announcement and will not be responsible to any person other than Smiths for providing the protections afforded to clients of JPMorgan Cazenove, or for providing advice in relation to these matters.

FOR IMMEDIATE RELEASE 15 January 2007

SMITHS GROUP PLC

SALE OF SMITHS AEROSPACE DIVISION

Smiths Group plc agrees the sale of Smiths Aerospace division to General Electric Company for US$4.8 billion and proposes return of £2.1 billion to shareholders

Smiths Group plc ("Smiths" or the "Company") announces that it has agreed to sell Smiths Aerospace division ("Aerospace") to General Electric Company ("GE") for a total cash consideration of US$4.8 billion (the "Sale"). Following the Sale, the board of directors of Smiths (the "Board") proposes to return £2.1 billion to shareholders.

Aerospace

Aerospace comprises two principal business units - Aerospace Systems and Aerospace Components. Aerospace Systems designs, manufactures and provides in-service support for digital, electrical power and mechanical systems for both the military and commercial markets. Aerospace Components supplies high-value components to the principal aircraft engine manufacturers. In addition, Times Microwave Systems Inc. ("TMS"), reported within Specialty Engineering, is included as part of the Sale. TMS products include components for military and commercial aerospace, shipboard and wireless applications.

Aerospace, headquartered in London, has approximately 11,500 employees and operates manufacturing facilities in five countries. Aerospace has developed

organically and through the acquisition of Lear Siegler in 1987 and the merger with TI Group in 2001.

Smiths has invested significantly over the past five years to position Aerospace as a Tier 1 systems supplier and integrator. Aerospace Systems' products and services include: common core computing systems, data monitoring and recording systems, flight management systems, mission and stores management systems, navigation products, cockpit displays, fuel systems, power distribution and management, generators, power conversion, landing gear systems, high lift systems, military mission systems, general actuation, structures and propellers. Aerospace Components supplies rings, combustors, injectors, shafts, outer casings, liners, mixers and other components for jet engines using specialised manufacturing technologies including flash welding, cold rolling, chemical milling, broaching and other complex processes.

For the 53 week period ended 5 August 2006, Aerospace recorded operating profits of £156 million on a turnover of £1.3 billion. Total Aerospace net assets before intercompany funding and gross assets were £808 million and £1,254 million respectively as at 5 August 2006.

Background to and Reasons for the Proposed Sale

The board of directors of the Company (the "Board") believes the agreed price of US$4.8 billion recognises the high quality of the business together with Smiths substantial investment in aerospace technology. The sale accelerates the delivery of value to shareholders.

Smiths continuing businesses serve strong and growing markets. The Board believes that the continuing Smiths Group has enhanced financial characteristics and is well positioned to generate substantial returns.

Keith Butler-Wheelhouse has agreed to defer his retirement by four months, to 31 July 2008, in order to continue to lead Smiths Group as Chief Executive throughout the coming financial year.

Further Details of the Proposed Sale

A Circular setting out the notice of the extraordinary general meeting (the "Extraordinary General Meeting"), including the recommendation of the Board to vote in favour of the Sale, will be sent to Smiths shareholders as soon as practicable.

The Sale is conditional, amongst other things, upon obtaining merger and anti-trust clearances, including in the United States and from the European Commission, and the approval of Smiths shareholders at an Extraordinary General Meeting The Sale is targeted for completion during the second quarter of 2007.

Smiths has agreed to pay GE a break fee in the event that Smiths shareholders do not vote in favour of the Sale. GE has agreed to pay Smiths a break fee in the event the Sale does not complete due to GE's failure to use reasonable endeavours to obtain certain regulatory approvals. In each case, the amount of the break fee has been set at approximately US$110 million.

Return of Capital to Shareholders and Financial Impact

The Board believes that the Sale, as well as Smiths continuing cash-flow profile, enables the disposal of Aerospace to be accompanied by a return of capital to shareholders. The Board proposes to return £2.1 billion - out of the net proceeds estimated to be £2.25 billion - following completion of the Sale by means of a B share scheme, combined with a share consolidation, shortly after the completion of the Sale. The capital return will be subject to shareholders' approval at a separate extraordinary general meeting (the "Extraordinary General Meeting for the Return of Capital").

The proposed return of capital is equivalent to approximately 37 percent of the market capitalisation of Smiths as at 12 January 2007 and the effect of the share consolidation would be to reduce the number of ordinary shares in issue by the appropriate percentage, by reference to the market capitalisation

immediately following completion.

The net effect of the Sale and the intended return of capital to shareholders would have been accretive to Smiths headline earnings per share for pro forma 2006 and similarly would have reduced year end net debt to approximately £800 million.

The tax impact of the Sale on the continuing Smiths is expected to be minimal.

A circular will be sent to shareholders shortly after completion of the Sale, convening the Extraordinary General Meeting for the Return of Capital to approve the share consolidation accompanying the proposed B Share scheme.

Prospects for the Continuing Smiths

Following the Sale, Smiths three divisions, Detection, Medical and Specialty s erve markets with attractive growth prospects, offering good prospects for enhanced returns.

The Board has assessed the capital structure of the Company. Following the intended return of capital to shareholders, Smiths is expected to have debt ratings of Baa2 and BBB+. The Board is satisfied that the Company has flexibility to execute its strategy whilst maintaining a solid investment grade rating. The Board also believes that the enhanced financial characteristics of the Company will enable a progressive dividend policy targeting dividend cover of 1.8 times.

Contacts:

Smiths Group plc	+44 (0) 20 8458 3232
Russell Plumley (Investor Relations)	
Chris Fox (Media)	
Lead Financial Adviser	
Evercore Partners	+44 (0) 20 7268 2712
Bernard Taylor	
Julian Oakley	
Joint Financial Advisers and Brokers	
Credit Suisse	+44 (0) 20 7888 8888
James Leigh-Pemberton	
Alex Phillips	
JPMorgan Cazenove	+44 (0) 20 7588 2828
David Mayhew	
Edmund Byers	
PR Adviser	
Brunswick	+44 (0) 20 7404 5959
Jon Coles	
Jonathan Glass	

Evercore Partners Limited ("Evercore Partners"), which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for Smiths and no one else in connection with the matters referred to in this announcement and will not be responsible to any person other than Smiths for providing the protections afforded to clients of Evercore Partners, or for providing advice in relation to these matters.

Credit Suisse Securities (Europe) Limited ("Credit Suisse"), which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for Smiths and no one else in connection with the matters referred to in this announcement and will not be responsible to any person other than Smiths

"Smiths is delighted to be joining forces with GE in a long-term partnership to create a leading global detection business. Our two organisations bring together a wealth of experience in the detection business and a broad range of complementary technologies. Access to the substantial technology resources and research capabilities of GE will accelerate new product development and help our customers make the world a safer place."

Jeff Immelt, Chairman and Chief Executive Officer of GE, commented:

"We are delighted to bring our detection assets to the Smiths GE Detection joint venture. Under the leadership of Stephen Phipson and the combined executive team, there is no doubt that our complementary capabilities will enable us to bring new enhanced detection solutions to customers more rapidly. We look forward to a long-term relationship with Smiths to create a dynamic and innovative business to serve the growing global detection market."

A presentation for analysts and investors will be hosted today at 9:30am (UK time) at the Savoy Hotel, Strand, London WC2R 0EU by Keith Butler-Wheelhouse, Chief Executive of Smiths, and Jeff Immelt, Chairman and Chief Executive Officer of GE. The event will be webcast live at www.smiths.com. Alternatively, interested parties can listen in to the live briefing via telephone by calling +44 (0) 20 7138 0816 or +1 718 354 1171 (listen only). An interview with Keith Butler-Wheelhouse and Jeff Immelt can be seen on www.smiths.com and www.cantos.com

For media, a joint press conference will be hosted today at 11:30am (UK time) at the Savoy Hotel, Strand, London WC2R 0EU.

Contacts:

Smiths Group plc Russell Plumley (Investor Relations) Chris Fox (Media)	+44 (0) 20 8458 3232
Lead Financial Adviser	
Evercore Partners Bernard Taylor Julian Oakley	+44 (0) 20 7268 2712
Joint Financial Advisers and Brokers	
Credit Suisse James Leigh-Pemberton Alex Phillips	+44 (0) 20 7888 8888
JPMorgan Cazenove David Mayhew Edmund Byers	+44 (0) 20 7588 2828
PR Adviser	
Brunswick Jon Coles Jonathan Glass	+44 (0) 20 7404 5959
General Electric Company Russell Wilkerson	+1 203 373 3193
Tulchan Communications Andrew Grant Kirstie Hamilton	+44 (0) 20 7353 4200

Evercore Partners Limited ("Evercore Partners"), which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for Smiths and no one else in connection with the matters referred to in this announcement and will not be responsible to any person other than Smiths for

providing the protections afforded to clients of Evercore Partners, or for providing advice in relation to these matters.

Credit Suisse Securities (Europe) Limited ("Credit Suisse"), which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for Smiths and no one else in connection with the matters referred to in this announcement and will not be responsible to any person other than Smiths for providing the protections afforded to clients of Credit Suisse, or for providing advice in relation to these matters.

JPMorgan Cazenove Limited ("JPMorgan Cazenove"), which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for Smiths and no one else in connection with the matters referred to in this announcement and will not be responsible to any person other than Smiths for providing the protections afforded to clients of JPMorgan Cazenove, or for providing advice in relation to these matters.

About Smiths

Smiths (LSE: SMIN), a FTSE listed company with a market capitalisation of approximately £5.6 billion, is a global applied technology business with market-leading positions worldwide in its three chosen areas of specialisation. Its customers range from defence contractors to petrochemical companies to hospitals. Headquartered in London, Smiths has its manufacturing businesses principally in the U.K., U.S.A. and continental Europe. For more information, visit the Company's website at www.smiths.com.

About Smiths Detection

Smiths Detection is part of the global technology business Smiths Group. It offers advanced integrated security solutions for customers in commercial and military markets worldwide and is a leading technology developer and manufacturer of sensors that detect and identify explosives, chemical and biological agents, weapons, and contraband. Its advanced technology security solutions also include Smiths Heimann x-ray imaging systems, millimetre-wave technology and a specialist software supply business for the management of large sensor and video surveillance networks. Separate business units focus on related products for the life sciences, and food manufacturing industries.

About GE

GE (NYSE: GE) is Imagination at Work - a diversified technology, media and financial services company focused on solving some of the world's toughest problems. With products and services ranging from aircraft engines, power generation, water processing and security technology to medical imaging, business and consumer financing, media content and advanced materials, GE serves customers in more than 100 countries and employs more than 300,000 people worldwide. For more information, visit the GE website at www.ge.com

About GE Security

GE's Security business is a wholly owned subsidiary of General Electric Company (NYSE: GE) focused on communication and information technologies for security and life safety solutions. GE Security has more than 6,500 employees with operations in over 35 countries and is represented by some of the best-known brand names for intrusion and fire detection, access and building control, video surveillance, explosives and drug detection, key management and structured wiring. The Homeland Protection business is focused on explosives and narcotics detection and has approximately 730 employees located in the U.S., Europe and Asia.

END

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	12:27 17-Jan-07
Number	6698P

smiths

17 JANUARY 2007

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LISTING RULE LR 9.6.7 R

1. Name of listed company: SMITHS GROUP PLC

2. Name of shareholder with a major interest:

 (A) FMR CORP. AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND

 (B) FIDELITY INTERNATIONAL LIMITED AND ITS DIRECT AND INDIRECT SUBSIDIARIES

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

 NOTIFICATION ON BEHALF OF FMR CORP. AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND FIDELITY INTERNATIONAL LIMITED AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND MR EDWARD C JOHNSON 3D, A PRINCIPAL SHAREHOLDER OF FMR CORP. AND FIDELITY INTERNATIONAL LIMITED, OF DISCLOSABLE INTERESTS ARISING UNDER S208(4)(b) OF THE COMPANIES ACT 1985.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

SHAREHOLDER	*SHARES*
STATE STREET HONG KONG	9,000
STATE STREET BANK AND TR CO	279,588
BNP PARISBAS, PARIS	314,430
BANK OF NEW YORK EUROPE LDN	2,921,400
TRUST & CUST SRVCS BK LTD, TOKO	20,260
NOMURA TRUST AND BANKING	39,600
MASTER TRUST BANK OF JAPAN	76,900
NORDDEUTSCHE LANDERSBANK	6,000
ING LUXEMBORUG	20,300
STATE STR BK AND TR CO LNDN (S	16,400
NORTHERN TRUST CO	42,900
NORTHERN TRUST LONDON	54,700
JP MORGAN, BOURNEMOUTH	92,000
BROWN BROS HARRIMAN LTD LUX	1,763,944
JP MORGAN, BOURNEMOUTH	4,027,878
BERMUDA TRUST FAR EAST HK	204,493
JP MORGAN, BOURNEMOUTH	6,496,283
MELLON BANK NA	17,300
MELLON BANK NA	17,600
BANK OF NEW YORK	25,650
NORTHERN TRUST LONDON	43,900
STATE STREET BANK AND TR CO	42,800
NORTHERN TRUST CO	55,600
BROWN BROS HARRIMAN AND CO	1,247,200
JPMORGAN CHASE BANK	1,000,000

ROYAL TRUST -TORONTO	20,719
CIBC MELLON TRUST	99,090
JPMORGAN CHASE	267,000
BANK OF NEW YORK	256,200
MELLON BANK NA	399,724
NORTHERN TRUST CO	718,900
STATE STREET BANK AND TR CO	1,442,163
DEXIA PRIVATBANK	4,000
JPMORGAN CHASE BANK	21,700
CHASE MANHTTN BK AG FRNKFRT (S	39,200
MIDLAND SECURITIES SERVICES	121,640
BANKERS TRUST LONDON	215,080
HSBC BANK PLC	267,000
BANK OF NEW YORK BRUSSELS	606,669
MELLON BANK	709,100
STATE STR BK AND TR CO LNDN (S	1,014,249
JP MORGAN, BOURNEMOUTH	1,897,200
NORTHERN TRUST LONDON	1,404,350

5. Number of shares / amount of stock acquired: NOT DISCLOSED

6. Percentage of issued class*: N/A

7. Number of shares / amount of stock disposed: NOT DISCLOSED

8. Percentage of issued class*: N/A

9. Class of security: ORDINARY SHARES OF 25p

10. Date of transaction: NOT DISCLOSED

11. Date listed company informed: 17 JANUARY 2007

12. Total holding following this notification: 28,340,110 SHARES

13. Total percentage holding of issued class following this notification*: 4.97%

14. Any additional information

15. Name of contact and telephone number for queries: NEIL BURDETT, 020 8457 8229

16. Name and signature of duly authorised officer of the listed company responsible for making this notification: NEIL BURDETT

17. Date of notification: 17 JANUARY 2007

** any treasury shares held by the listed company should not be taken into account when calculating percentage*

END

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smiths

Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	12:27 17-Jan-07
Number	6698P

17 JANUARY 2007

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LISTING RULE LR 9.6.7 R

1. Name of listed company: SMITHS GROUP PLC

2. Name of shareholder with a major interest:

   (A) FMR CORP. AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND

   (B) FIDELITY INTERNATIONAL LIMITED AND ITS DIRECT AND INDIRECT SUBSIDIARIES

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

   NOTIFICATION ON BEHALF OF FMR CORP. AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND FIDELITY INTERNATIONAL LIMITED AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND MR EDWARD C JOHNSON 3D, A PRINCIPAL SHAREHOLDER OF FMR CORP. AND FIDELITY INTERNATIONAL LIMITED, OF DISCLOSABLE INTERESTS ARISING UNDER S208(4)(b) OF THE COMPANIES ACT 1985.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

SHAREHOLDER	*SHARES*
STATE STREET HONG KONG	9,000
STATE STREET BANK AND TR CO	279,588
BNP PARISBAS, PARIS	314,430
BANK OF NEW YORK EUROPE LDN	2,921,400
TRUST & CUST SRVCS BK LTD, TOKO	20,260
NOMURA TRUST AND BANKING	39,600
MASTER TRUST BANK OF JAPAN	76,900
NORDDEUTSCHE LANDERSBANK	6,000
ING LUXEMBORUG	20,300
STATE STR BK AND TR CO LNDN (S	16,400
NORTHERN TRUST CO	42,900
NORTHERN TRUST LONDON	54,700
JP MORGAN, BOURNEMOUTH	92,000
BROWN BROS HARRIMAN LTD LUX	1,763,944
JP MORGAN, BOURNEMOUTH	4,027,878
BERMUDA TRUST FAR EAST HK	204,493
JP MORGAN, BOURNEMOUTH	6,496,283
MELLON BANK NA	17,300
MELLON BANK NA	17,600
BANK OF NEW YORK	25,650
NORTHERN TRUST LONDON	43,900
STATE STREET BANK AND TR CO	42,800
NORTHERN TRUST CO	55,600
BROWN BROS HARRIMAN AND CO	1,247,200
JPMORGAN CHASE BANK	1,000,000

ROYAL TRUST -TORONTO	20,719
CIBC MELLON TRUST	99,090
JPMORGAN CHASE	267,000
BANK OF NEW YORK	256,200
MELLON BANK NA	399,724
NORTHERN TRUST CO	718,900
STATE STREET BANK AND TR CO	1,442,163
DEXIA PRIVATBANK	4,000
JPMORGAN CHASE BANK	21,700
CHASE MANHTTN BK AG FRNKFRT (S	39,200
MIDLAND SECURITIES SERVICES	121,640
BANKERS TRUST LONDON	215,080
HSBC BANK PLC	267,000
BANK OF NEW YORK BRUSSELS	606,669
MELLON BANK	709,100
STATE STR BK AND TR CO LNDN (S	1,014,249
JP MORGAN, BOURNEMOUTH	1,897,200
NORTHERN TRUST LONDON	1,404,350

5. Number of shares / amount of stock acquired: NOT DISCLOSED

6. Percentage of issued class*: N/A

7. Number of shares / amount of stock disposed: NOT DISCLOSED

8. Percentage of issued class*: N/A

9. Class of security: ORDINARY SHARES OF 25p

10. Date of transaction: NOT DISCLOSED

11. Date listed company informed: 17 JANUARY 2007

12. Total holding following this notification: 28,340,110 SHARES

13. Total percentage holding of issued class following this notification*: 4.97%

14. Any additional information

15. Name of contact and telephone number for queries: NEIL BURDETT, 020 8457 8229

16. Name and signature of duly authorised officer of the listed company responsible for making this notification: NEIL BURDETT

17. Date of notification: 17 JANUARY 2007

** any treasury shares held by the listed company should not be taken into account when calculating percentage*

END

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